SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 12) *

Capitol Federal Financial, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

14057J101
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	1	Name of Reporting Persons Capitol Federal Financial, Inc. Employee Stock Ownership Plan
	2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
	3	SEC Use Only
	4	Citizenship or Place of Organization: Not applicable
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0
	6	Shared Voting Power: 7,054,825
	7	Sole Dispositive Power: 0
	8	Shared Dispositive Power: 7,054,825
	9	Aggregate Amount Beneficially owned by Each Reporting Person 7,054,825
	10	Check if Aggregate Amount in Row (9) Excludes Certain Shares: ☐
	11	Percent of Class Represented by Amount in Row (9): 5.27%
	12	Type of Reporting Person: EP

Item 1(a) Name of Issuer
    Capitol Federal Financial, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices
700 S Kansas Ave
    Topeka KS 66603

Item 2(a) Name of Person Filing
Capitol Federal Financial, Inc. Employee Stock Ownership Plan

Item 2(b) Address of Principal Business Office or, if none, residence
c/o Capitol Federal Financial, Inc.
700 S Kansas Ave
    Topeka KS 66603

Item 2(c) Citizenship
Not applicable

Item 2(d) Title of Class of Securities
Common Stock, par value $0.01 per share

Item 2(e) CUSIP No:
14057J101

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(f) ☒ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

Item 4. Ownership.
(a)The Capitol Federal Financial, Inc. Employee Stock Ownership ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). GreatBanc Trust Company acts as the directed trustee of the Plan (the "Trustee"). As of December 31, 2023, the Trustee held 7,054,825 shares of the Issuer's common stock on behalf of the Plan. The securities reported include all shares held of record by the Trustee. The Trustee follows the directions of the investment fiduciary in the Plan, or other parties designated in the Plan's trust agreement with respect to voting and disposition of shares. The Trustee, however, is subject to certain fiduciary duties under ERISA as limited in the trust agreement. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b)The 7,054,825 shares of common stock represent 5.27% of the Issuer's outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2023, as provided by the Issuer.

(c)Number of shares as to which the person has:
(i)Sole power to vote or direct the vote: 0
(ii)Shared power to vote or direct the vote: 7,054,825
(iii)Sole power to dispose or direct the disposition of: 0
(iv)Shared power to dispose or direct the disposition of: 7,054,825

Item 5. Ownership of Five Percent or Less of Class
Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable

Item 8. Identification and Classification of Members of the Group
Not Applicable

Item 9. Notice of Dissolution of Group
Not Applicable

Item 10. Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 7, 2024                /s/ Robert W. Owca
Robert W. Owca, Assistant Vice President
not in his individual capacity, but solely as an authorized officer of
GreatBanc Trust Company as Trustee of Capitol Federal Financial, Inc. Employee Stock Ownership Plan

February 7, 2024

Capitol Federal Financial, Inc.
Employee Stock Ownership Plan
700 S Kansas
Topeka, KS 66603

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G/A being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

GreatBanc Trust Company

By:    /s/ Robert W. Owca
Name:     Robert W. Owca, Assistant Vice President

Capitol Federal Financial, Inc. Employee Stock Ownership Plan

By: GreatBanc Trust Company, as Trustee

By:    /s/ Robert W. Owca
Name:     Robert W. Owca, Assistant Vice President, not in his individual capacity, but solely as an authorized officer of GreatBanc Trust Company as Trustee